UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
EMPLOYEE STOCK REPURCHASE AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:                                                             June 30, 2007

Commission file number:                                                                  1-13988

                        DeVry Inc. Profit Sharing Retirement Plan
A.	Full title of the plan:

DeVRY INC.
ONE TOWER LANE, SUITE 1000
OAKBROOK TERRACE, ILLINOIS  60181

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                                    REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-14.

                                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                DeVry Inc. Profit Sharing Retirement Plan
                        (Name of Plan)

Date:        December 21, 2007                                                                                              By:   /s/DANA ARIZZI
                         Dana Arizzi – Administrator

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

YEARS ENDED JUNE 30, 2007 AND 2006

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

                                                                             Pages

Report of Independent Registered Public Accounting Firm                                                                                                                                1-2

Financial Statements:

Statements of Net Assets Available for Benefits                                                                                                                             3

Statements of Changes in Net Assets Available
for Benefits                                                                     4

Notes to Financial Statements                                                                                                                                      5-10

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes                                                                                                                            11

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
DeVry Inc. Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan (the Plan) as of June 30, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan as of June 30, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at June 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hill Taylor LLC

December 20, 2007

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

JUNE 30, 2007 AND 2006

	2007	2006

Assets

Invesments, at market value	$236,875,403	$197,729,620

Receivables:
Accrued investment income	-	56,155
Employee 401(k) contributions	591,957	434,964
Company contributions	4,919,209	3,750,761
Securities sold but not received	76,957	-

Total assets	242,463,526	201,971,500

Liabilities

Administrative expense payable	81,678	-

Total liabilities	81,678	-

Net Assets Available for Benefits	$242,381,848	$201,971,500

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006

Additions:
Additions to net assets attributed to:
Employee 401(k) contributions	$14,984,433	$12,833,042
Employer 401(k) matching contributions	3,370,536	2,969,235
Company discretionary contributions	4,791,551	3,648,344
Assets transferred from other plans	896,087	791,978
Interest and dividends on invested funds	8,740,948	5,200,023
Realized and unrealized gains
on invested funds	27,055,513	13,926,134

Total additions	59,839,068	39,368,756

Deductions:
Deductions from net assets attributed to:
Investment and administrative expenses	42,160	140,737
Distributions to employees	18,339,764	24,558,883
Assets transferred to other plans	101,083	-
Realized and unrealized losses
on invested funds	945,713	5,787,198

Total deductions	19,428,720	30,486,818

Net increase	40,410,348	8,881,938

Net assets available for benefits:
Beginning of year	201,971,500	193,089,562

End of year	$242,381,848	$201,971,500

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2007 AND 2006

1.	General Description of the Plan:

The following brief description of the DeVry Inc. Profit Sharing Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan, as amended, is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all United States of America employees of DeVry Inc. (the Company), and its subsidiaries except employees of Dominica Management Inc. and Ross University, eligible on the date of hire to make employee contributions. Employees of Dominica Management Inc. and Ross University participate in separate plans. Participants are eligible for the Company’s matching contributions and profit sharing contributions after completing one year of service with 1,000 or more hours worked. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan. The Plan was last amended to be effective as of January 1, 2002, to reflect the adoption of certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Company is the administrator of the Plan. Effective July 7, 2006, the Company engaged Fidelity Investments as trustee of the Plan to perform certain administrative and record keeping services.

Pursuant to the Plan, eligible employees may elect to contribute from 1-50% of their annual eligible compensation on a before-tax basis as limited by the Internal Revenue Code. Highly compensated employees of the Company, as defined by the Internal Revenue Code, are limited to contributing a maximum of 6% of their compensation. In accordance with the Internal Revenue Code, eligible employees could contribute a maximum of $15,500 and $15,000 during calendar years 2007 and 2006, respectively. Eligible employees who are at least 50 years old may contribute an additional catch-up contribution of $5,000 and $5,000 during calendar years 2007 and 2006, respectively, as specified in the Internal Revenue Code.

1.           General Description of the Plan (Continued):

The Company makes a matching contribution for all participants who have elected to make 401(k) contributions. This matching contribution is equal to 1% of gross pay if a participant contributes 1% of his or her eligible compensation. The matching contribution is 2% if a participant contributes 2% or more of his or her eligible compensation. The Company may also make a discretionary contribution in an amount determined annually by its board of directors.

Participants in the Plan may elect each month to invest their contributions and previous account balances in 1% increments in any of the funds described below. However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

Fidelity Retirement Government Money Market Fund– Invests at least 80% of its assets in U.S. Government obligations including Treasury bills and other short-term securities backed by the full faith and credit of the U.S. Government. The assets are managed by Fidelity Management and Research Company.

Prudential Income Fund– Invests in a diversified portfolio of fixed income investments including private placement bonds, intermediate-term bonds and commercial mortgages. Principal and interest are fully guaranteed by the issuer. The guaranteed interest rate is announced in advance and is generally guaranteed for a one-year period.

Fidelity Small Cap Independence Fund– Invests in a portfolio consisting of common stocks with small market capitalization (those with market capitalization similar to companies in the Russell 2000 Index or the S&P Small Cap 600 Index). The assets are managed by Fidelity Management and Research Company.

Growth Fund of America– A diversified growth fund which invests primarily in common stocks. The fund may also invest in convertible securities, nonconvertible preferred stock and stock of issuers outside the United States. The fund has the flexibility to invest wherever the best growth opportunities appear to be. The assets are managed by the American Funds (Advisor Class R4).

Large Cap Core Fund– Typically owns between 150 and 350 different stocks diversified across industry sectors similar to the S&P 500 Index. The assets are invested in the Bank of America Large Cap Core Equity Fund.

Fidelity Spartan U.S. Equity Index Fund– Invests at least 80% of its assets in common stocks included in the S&P 500 Index. The assets are managed by Fidelity Management and Research Company.

DeVry Inc. Stock Fund– Invests only in the common stock, $0.01 par value, of the Company. The assets are managed by the Plan’s trustee, Fidelity Management Trust Company.

1.	General Description of the Plan (Continued):

PIMCO Total Return Fund– Invests for both current income (bond coupons and dividends) and capital appreciation (bond price movement), consistent with preservation of capital and prudent investment management.

Vanguard Lifestyle Funds– This consists of the Vanguard Target Retirement Income Fund that invests in other Vanguard mutual funds according to asset allocation strategies designed for investors currently in retirement. The Vanguard Target Retirement 2005, 2015, 2025, 2035, and 2045 strategies are designed for investors planning to retire in or within a few years of the fund year.

Dodge & Cox Balanced Fund– Invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Causeway International Value Fund– Invests primarily in common stocks of companies in developed countries located outside the United States.

Fidelity Large Cap Value Fund– Primarily invests at least 80% of its assets in securities of companies with large market capitalizations (those with market capitalizations similar to companies in the Russell 1000 Index or the S&P 500 Index). The fund invests in securities of companies its managers believe are undervalued in the marketplace. The assets are managed by Fidelity Management and Research Company.

The number of participants in each of the Plan’s funds was as follows:

	June 30
	2007	2006

U.S. Government Securities Fund	2,848	2,927
Income Fund	1,225	1,369
Equity Index Fund	705	628
Income and Growth Fund	-	642
Small Cap Independence Fund	1,425	-
Large Cap Core Fund	1,255	1,350
Large Cap Value Fund	973	-
Emerging Growth Fund	-	1,369
DeVry Inc. Stock Fund	1,308	1,167
Total Return Fund	827	791
Lifestyle Funds	1,262	596
Dodge & Cox Balanced Fund	1,363	1,185
International Value Fund	1,160	858
The Growth Fund of America	900	642

1.	General Description of the Plan (Continued):

Participants are fully vested in their 401(k) contributions and related investment earnings or losses. Participants vest in the Company’s matching and discretionary contributions and related investment earnings and losses based upon the following vesting schedule:

         Years of Service                                                 Vesting %

1                                                                   20%
2                                                                   40%
3                                                                   60%
4                                                                   80%
5                                                                   100%

Participant contributions and the Company’s contribution for its 1% or 2% match of compensation of participants who make 401(k) contributions on a before-tax basis are allocated after each payroll to participants’ accounts. The Company’s discretionary contribution, if any, is allocated to participants’ accounts following the end of the Plan year for which the contribution is declared. As of June 30, 2007, the discretionary contribution of $4,791,551 for the Plan year 2007 has not yet been allocated to participants’ accounts. Interest, dividends and investment gains or losses are allocated to participants’ accounts daily. Allocations are based upon participants’ earnings, seniority or account balances as defined in the Plan. Forfeitures of the unvested or unclaimed portions of former participants’ balances are annually allocated to the accounts of the remaining participants.

Former employees may elect to receive a lump sum distribution or, under certain circumstances, to maintain their vested account balances in the Plan but they are not eligible to receive any future Company matching or discretionary contributions.

Active participants may, under certain circumstances, withdraw a portion of their 401(k) account balance. These withdrawals may be in the form of loans, which are to be repaid with interest over a period not to exceed five years (ten years under certain limited circumstances). Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The interest rate is based on the prime rate plus 1%. Loans are repaid through payroll deductions. Permanent withdrawals of contributions, but not earnings, may also be made if the Internal Revenue Service (IRS) defined hardship conditions are met. A permanent withdrawal is treated as a taxable distribution to the participant. Upon retirement or after age 59½, participants may elect a lump sum distribution or one of several annuity payment plans.

The Company anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then

1.	General Description of the Plan (Continued):

become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

2.	Summary of Significant Accounting Policies:

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(c)	Risk and Uncertainties

The Plan provides for various investment options in several mutual funds. Investing in mutual funds presents various risks, such as interest rate and market volatility. Due to the level of risk associated with certain investment options and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net asset available for benefits and the statements of changes in net assets available for benefits.

(d)	Contributions

Contributions from participants are recorded in the period payroll deductions are made. The Company’s 401(k) matching contributions are recorded in the same period as the participant contributions are made. The Company’s discretionary contribution, if any, is recorded in the period for which the contribution is declared.

(e)	Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and collective investment trusts are valued at the net asset value of shares or units held by the Plan at year end. Participant loans receivable are stated at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

2.      Summary of Significant Accounting Policies (Continued):

(f)	Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by the Company.

3.      Investments:

The following presents investments (all are participant-directed) that represent 5 percent or more of the Plan’s net assets.

	June 30
	2007	2006

U.S. Government Securities Fund II	-	15,122,564

Bank of America Large Cap Core Fund	47,119,007	45,414,774

American Express Trust Emerging Growth Fund II	-	23,371,419

DeVry Inc. Common Stock	14,854,152	11,469,167

Dodge and Cox Balanced Fund	22,978,467	16,377,789

Prudential Income Fund	44,974,125	46,251,175

Causeway International Value Fund	13,932,298	-

Fidelity Small Cap Independence Fund	28,358,449	-

Fidelity Retirement Government Money Market Fund	18,042,209
		-

All other investments	46,616,696	39,722,732

	$236,875,403	$197,729,620

4.	Tax Status:

The Plan has received a favorable determination letter from the Internal Revenue Service dated April 20, 1995. Furthermore, the Company believes the Plan has been administered in accordance with Internal Revenue Code requirements and is therefore exempt from federal income taxes.

Supplemental Schedule

DEVRY INC.
PROFIT SHARING RETIREMENT PLAN

Form 5500, Schedule H, Part IV, Line 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT JUNE 30, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost	Current Value

*	Fidelity Management Trust Company	Small Cap Independence Fund (1,172,805.978 shares)	$ 24,733,644	$ 28,358,449
*	Fidelity Management Trust Company	Retirement Money Market Fund (1,882.360 shares)	1,882	1,882
*	Fidelity Management Trust Company	Retirement Government Money Market Fund (18,042,209.110 shares)	18,042,209	18,042,209
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund (123,635.724 shares)	5,677,174	6,603,384
	Bank of America	Large Cap Core Fund (3,874,918.303 shares)	39,068,523	47,119,007
*	Fidelity Management Trust Company	Large Cap Value Fund (618,442.817 shares)	8,800,454	9,765,212
	American Express Trust	The Growth Fund of America (201,775.870 shares)	6,438,630	7,195,327
	Prudential Life Insurance Company	Income Fund (44,974,125 shares)	44,974,125	44,974,125
	Prudential Life Insurance Company	Money Market Portfolio (837,996.800 shares)	837,997	837,997
	PIMCO	Total Return Fund (Institutional Class) (732,181.667 shares)	7,497,352	7,438,966
	Dodge and Cox	Balanced Fund (255,287.930 shares)	21,667,419	22,978,467
	Causeway Capital Management	International Value Fund (Institutional Class) (639,976.951 shares)	12,002,391	13,932,298
	The Vanguard Group, Inc.	Target Retirement Income Fund (17,879.276 shares)	188,286	193,990
	The Vanguard Group, Inc.	Target Retirement Fund 2005 (116,350.338 shares)	1,312,665	1,392,714
	The Vanguard Group, Inc.	Target Retirement Fund 2015 (284,802.101 shares)	3,425,068	3,750,844
	The Vanguard Group, Inc.	Target Retirement Fund 2025 (149,238.302 shares)	1,856,274	2,078,890
	The Vanguard Group, Inc.	Target Retirement Fund 2035 (136,897.871 shares)	1,812,941	2,043,885
	The Vanguard Group, Inc.	Target Retirement Fund 2045 (123,896.547 shares)	1,740,684	1,909,246
*	Fidelity Management Trust Company, Trustee	Participant loans (Interest rates of 5.75% to 10.5%)	-	3,399,923
*	Fidelity Management Trust Company, Trustee	DeVry Stock Fund (436,629,997 shares)	7,738,898	14,854,152
	Prudential Life Insurance Company	Cash	4,436	4,436

$ 207,821,052	$ 236,875,403

*  Indicates party-in-interest